Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

                                                        June 23, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

           Re:          Chindex International, Inc.
Form 10-K for fiscal year ended March 31, 2008
Filed June 16, 2009
File No. 001-33524

Ladies and Gentlemen:

We are counsel to Chindex International, Inc. (the “Company”).  Reference is made to the Staff’s first follow-up comment letter dated May 29, 2009 (the “Second Comment Letter”) to the Company regarding its Form 10-K for the fiscal year ended March 31, 2008 filed on June 16, 2008 (the “Form 10-K”) and the amendment thereto filed on July 29, 2008 (the “Form 10-K/A”).  Reference is also made to the Staff’s original comment letter dated March 30, 2009 (the “Initial Comment Letter”) relating to the Form 10-K and the Company’s responses to the Original SEC Comment Letter in our letter dated April 10, 2009 (the “Initial Response Letter”).  Set forth below in bold typeface are the Company’s responses to the Staff’s comments in the Second Comment Letter, which are repeated below seriatim.

Form 10-K Filed on June 16, 2008

Cover Page

1.
We note your responses to comments one, two, and three of our letter dated March 30, 2009. Please be advised that we must review your actual changes in an amendment before we complete our review of your filing and related documents.

1.
Attached hereto as Annex A is the proposed amendment (the “Amendment”) to the Form 10-K giving effect to the changes.  We also hereby amend our response to comment three of the Initial Comment Letter.  In our Initial Response Letter, we indicated that we would file exhibits 10.17 – 10.20, identified as amendments to employment agreements, to the Form 10-K in the Amendment.  Upon further review, however, the Company has determined that no such exhibits were required to be filed and that the references thereto in the Form 10-K were in error.  As such, in the Amendment, we re-file the entire exhibit list in Item 15(b) to indicate the deletion of such exhibits.

Certification Pursuant to 18 U.S.C. Section 1350, Exhibit 32

2.           We note your response to comment four in our letter dated March 30, 2009, in which you propose to re-file the certifications using the date of the original certifications of June 11, 2008. Your certifications should be dated using the then-current filing date. Please amend your filing and update management’s certifications filed under exhibits 31 and 32 with current dates.

2.            Management certifications will be re-filed under exhibits 31 and 32 to the Amendment and will be dated the date of filing of the Amendment.

Form 10-K/A Filed on July 29, 2008

Executive Compensation, page 10

3.           We note your response to comment six of our letter dated March 30, 2009, and we reissue the comment.  Please provide a more detailed analysis as to how the disclosures of your Executive Management Incentive Program’s performance targets of your most recently completed fiscal year would cause you substantial competitive harm.  The targets we have asked you to disclose in future filings are historical as they relate to a completed fiscal year.  As such, we do not understand how historical targets can provide a competitor with an understanding of your pricing strategies or trends in time periods subsequent to the completed fiscal year.  As discussed in our prior letter, please disclose in future filings the specific performance targets used to determine incentive amounts, or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  If you intend to disclose specific performance targets for the next fiscal year, please provide us with your specific performance target disclosure for the next fiscal year in a draft format within the timeframe noted below.  You may provide asterisks for the specific targets in your response letter to us, but the specific targets must be disclosed in your next Form 10-K or proxy if incorporated by reference.  To the extent that it is appropriate to omit specific targets in the next fiscal year, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K in your response letter.

3.            The Company intends to disclose specific performance targets in its filings for the most recently completed fiscal year ended March 31, 2009. The disclosure will be contained in the Compensation Discussion and Analysis and will be a portion of the applicable disclosure regarding the Company’s Executive Management Incentive Program for that fiscal year. A draft form of that portion of the disclosure is set forth below (with asterisks in place of the actual performance targets, which will be included in such filings):

Performance-Based Annual Incentive Bonus and Stock Option Awards
The Compensation Committee considers each year whether a performance-based annual incentive bonus plan should be established for the year and, if so, approves the group of executives eligible to participate in such plan for that year.  For fiscal 2009, the Committee determined that annual incentive compensation would be paid partly in cash and partly in stock options, in each case with the amounts contingent on meeting performance goals set by the Committee.  As such, the Committee adopted a performance-based annual Executive Management Incentive Program (the “EMI Program”), designed to motivate and reward performance for the year for eligible executive officers.

Cash Bonus and Stock Option Awards.  For fiscal 2009, the cash bonus and stock option award portions of the EMI Program were tied to various financial performance targets (described below) based on the participant’s position, with the payout targets for executives ranging from 0% to 35% of base salary based on achievement of those targets.  The Committee has discretion to award an additional bonus of 25% of base salary for achievement of various non-financial objectives, such as developmental and transformational projects, human resources and successor development and other objectives developed by the Committee at the beginning of or during the applicable fiscal year, or if the Committee determines that payment of a bonus is otherwise appropriate, such as for example if events beyond the control of the executives prevent complete achievement of quantified goals.  The cash bonuses and stock option awards under the EMI Program are designed to link a significant portion of the executive officer’s total cash and equity-based compensation to overall Company and/or business segment performance and to position the executive’s cash compensation and equity-based compensation generally within a perceived range for comparable positions at similar size companies when superior performance is achieved, without empirical reference to any specific peer group.
The Committee sets minimum, target and maximum levels for our financial objectives each year and the payment and amount of any bonus is generally dependent upon whether we achieve those performance goals.  For fiscal 2009, the objectives were based primarily upon our achievement of specified results with respect to operating income of the Company and its divisions.  In making the determination of minimum, target and maximum levels, the Committee considered the specific circumstances facing us during the year and our strategic plan for the year.  These levels were based on our confidential internal performance goals and not on any published or analyst estimates.  The Committee generally establishes financial objectives that it believes can be reasonably achieved with strong individual performance over the fiscal year.
For fiscal year 2009, the cash amount that could have been received by each of the four executive officers covered by the EMI Program ranged from 0% (assuming the minimum objectives were not met) of annual base salary to up to 60% of annual base salary, with a targeted bonus amount of 25% of base salary at attainment of target level performance. For fiscal year 2009, the stock option awards that could have been received by each of the four executive officers covered by the EMI Program ranged from no options (assuming the minimum objectives were not met) to up 30,000 options.  For the President and Chief Executive Officer and the Chief Financial Officer, the target bonus and awards were based solely on attainment of targeted operating income of the Company for fiscal 2009, which was set at *.  For the Executive Vice President and Secretary, the target bonus and awards were based 50% on the attainment of that targeted Company operating income and 50% on attainment of targeted operating income of the Company’s Medical Products division, which was set at *.  For the President of United Family Hospitals and Clinics, the target bonus and awards were based solely on attainment of targeted operating income of the Company’s Healthcare Services division, which was set at *.  The table set forth below shows the range of cash payouts and stock option awards to executive officers under the EMI Program assuming minimum, target or maximum performance objectives were met for fiscal 2009.

OI Achieved as a % of annual approved budget	Cash Bonus as a % of Base Salary	Grant of Non Qualified Stock Options

90 % or Less	0%	0
91% to 99%	10%	0
100% to 110%	25%	22,500
111% and above	35%	30,000

# # # # #

The Company acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please call the undersigned at 212-837-6770.

Very truly yours,

By:	/s/ Gary J. Simon
Gary J. Simon
Partner

cc:    Lawrence Pemble,
             Chief Financial Officer, Chindex International, Inc.

ANNEX A
To letter dated June 23, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
 Amendment No. 3
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the Fiscal Year Ended March 31, 2008
Commission File No. 0-24624

CHINDEX INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	13-3097642
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)
East West Highway, Suite 1100
Bethesda, Maryland 20814
(301) 215-7777
Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 par value and associated Preferred Stock Purchase Rights
Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes [  ] No [ x ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes [  ] No [ x ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes [ x ] No [  ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in a definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [  ]  Accelerated filer [ x]  Non-accelerated filer [  ]  Smaller reporting Company [   ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes [   ]  No [ x ]

The aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of September 30, 2007 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $160,486,048.

The number of shares outstanding of each of the registrant's class of common equity, as of May 21, 2008, was 13,197,203, shares of Common Stock and 1,162,500 shares of Class B Common Stock.

EXPLANATORY NOTE
This amendment to Chindex International, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008, filed on June __, 2008, is filed solely for the purposes of (i) reflecting on the cover page that the Company’s securities are now registered pursuant to Section 12(b) of the Act rather than 12(g) as a result of the change in status of Nasdaq; (ii) adding a new sentence at the end of Item 9A, which is set forth herein in its entirety; (iii) deleting references to Exhibits 10.17-10.20 from Item 15(b), which references were made in error and which exhibits were not required to be filed; and (iv) refurnishing the Rule 13a-14(a) and 18 U.S.C. Section 1350 certifications to include the dates thereof. The Form 10-K as previously amended to date otherwise is unchanged.

ITEM 9A. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures.
We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit to the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
In accordance with Exchange Act Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. As described below under Management’s Annual Report on Internal Control over Financial Reporting, a material weakness was identified in our internal control over financial reporting. A control deficiency exists when the design or operation of a control does not allow management or employees, in the ordinary course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP, such that there is a more than remote likelihood that a misstatement of the Company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our CEO and CFO have concluded that, as of the end of the period covered by this Annual Report on Form 10-K, the Company’s disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
Management’s Annual Report on Internal Control over Financial Reporting.
Management, including the CEO and CFO, has the responsibility for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act, Rule 13a-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions and influenced by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (GAAP). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate or insufficient because of changes in operating conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed internal control over financial reporting of the Company and subsidiaries as of March 31, 2008. The Company’s management conducted its assessment in accordance with the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management identified a material weakness in our internal control. Specifically, management concluded that the Company did not maintain effective controls over the analysis and recording of complex transactions relating to the period of expense with respect to the value of the conversion feature of a recent one-time sale of convertible notes to a single purchaser and the computation of certain share-based compensation awards in fiscal 2008. Accordingly, management concluded that this control deficiency constitutes a material weakness and that that our internal control over financial reporting was not effective as of March 31, 2008.
We plan to remediate the material weakness described above by amending our period close procedures to include access to independent consultation on technical accounting treatment with respect to  highly complex transactions and to require our staff to attend training related to the application of certain compensation related accounting pronouncements.

We cannot assure you that these remediation efforts will be successful or that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. See “Risk Factors — If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.”
BDO Seidman, LLP, the independent registered public accounting firm who also audited the Company’s consolidated financial statements, has issued its own attestation report on the effectiveness of internal controls over our financial reporting as of March 31, 2008, which is filed herewith.
There were no changes in our internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(b) Exhibits

The exhibits listed below are filed as a part of this annual report:

3.1
Amended and Restated Certificate of Incorporation of the Company dated October 28, 2004. Incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005.

3.2	Amendment to Certificate of Incorporation dated July 10, 2007. Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated July 10, 2007.

3.3	By-laws of the Company. Incorporated by reference to Annex C to the Company’s Proxy Statement on Schedule 14A filed on June 7, 2002.

3.4
Certificate of Designations of Series A Junior Participating Preferred Stock of Chindex International, Inc. Incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

4.1	Form of Specimen Certificate representing the Common Stock.

4.2	Form of Specimen Certificate representing the Class B Common Stock.

4.3
Rights Agreement, dated as of June 7, 2007, between Chindex International, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 7, 2007).

4.4
Amendment No. 1 to Rights Agreement dated November 4, 2007 between the Company and American Stock Transfer & Trust Company, as Rights Agent. Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated November 4, 2007.

10.1*	The Company’s 1994 Stock Option Plan, as amended as of July 17, 2001. Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2001.

10.2*	The Company’s 2004 Stock Incentive Plan. Incorporated by reference to Annex B to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 14, 2004.

10.3*	The Company’s 2007 Stock Incentive Plan. Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated September 11, 2007 (the “September 11, 2007 Form 8-K”).

10.4*	Form of Outside Director Restricted Stock Grant Letter. Incorporated by reference to Exhibit 99.2 to the to the September 11, 2007 Form 8-K.

10.5*	Form of Employee Restricted Stock Grant Letter. Incorporated by reference to Exhibit 99.3 to the September 11, 2007 Form 8-K.

10.6*	Form of Employee Stock Option Grant Letter. Incorporated by reference to Exhibit 99.4 to the September 11, 2007 Form 8-K.

10.7
Lease Agreement between the School of Posts and Telecommunications and the Company dated November 8, 1995. Incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995.

10.8
Amendments Numbers One, Two and Three to the Lease Agreement between the School of Posts and Telecommunications and the Company dated November 8, 1995, each such amendment dated November 26, 1996. Incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997.

10.9
Lease Agreement dated May 10, 1998, between the School of Posts and Telecommunications and the Company relating to the lease of additional space. Incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998.

10.10
Contractual Joint Venture Contract between the Chinese Academy of Medical Sciences Union Medical & Pharmaceutical Group Beijing Union Medical & Pharmaceutical General Corporation and the Company, dated September 27, 1995. Incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995.

10.11
First Investment Loan Manager Demand Promissory Note dated July 10, 1997 between First National Bank of Maryland and the Company. Incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997.

10.12
Distribution Agreement dated October 11, 2001 between Siemens AG and the Company, Incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2001.

10.13*	Employment Agreement, dated as of March 1, 2006, between the Company and Roberta Lipson. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 31, 2006.

10.14*
Employment Agreement, dated as of March 1, 2006, between the Company and Elyse Beth Silverberg. Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated October 31, 2006.

10.15*	Employment Agreement, dated as of March 1, 2006, between the Company and Lawrence Pemble. Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated October 31, 2006.

10.16*
Employment Agreement, dated as of May 1, 2006, between the Company and Anne Marie Moncure. Incorporated by reference to Exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2006.

10.17	Intentionally Omitted.

10.18	Intentionally Omitted.

10.19	Intentionally Omitted.

10.20	Intentionally Omitted.

10.21
Securities Purchase Agreement dated November 7, 2007 between the Company and Magenta Magic Limited. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 7,2007.

10.22
Loan Agreement dated December 10, 2007 between the Company and International Finance Corporation. Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated December 10, 2007 (the “December 10, 2007 Form 8-K”).

10.23
Amendment to Loan Agreement dated as of January 3, 2008 between Chindex China Healthcare Finance, LLC and International Finance Corporation. Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated December 10, 2007 (the “January 10, 2008 Form 8-K”).

10.24	Securities Purchase Agreement dated December 10, 2007 between the Company and International Finance Corporation. Incorporated by reference to Exhibit 10.1 to the December 10, 2007 Form 8-K.

10.25
Loan Agreement dated as of January 8, 2008 between Chindex China Healthcare Finance, LLC and DEG-Deutsche Investitions-Und Entwicklungsgesellschaft. Incorporated by reference to Exhibit 4.1 to January 10, 2008 Form 8-K.

10.26
SPV Guarantee Agreement dated as of January 8, 2008 between Chindex China Healthcare Finance, LLC and DEG-Deutsche Investitions-Und Entwicklungsgesellschaft. Incorporated by reference to Exhibit 4.2 to the January 10, 2008 Form 8-K.

10.27
Contractual Joint Venture Contract between Shanghai Changning District Central Hospital and the Company, dated February 9, 2002. Incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

10.28
Lease Agreement between Shanghai Changning District Hospital and the Company related to the lease of the building for Shanghai United Family Hospital. Incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

10.29
Lease Agreement between China Arts & Crafts Import & Export Corporation and Chindex (Beijing) Consulting Incorporated related to the lease of the building for the Company’s main office in Beijing. Incorporated by reference to Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2002.

10.30
Agreement between Siemens AG and the Company for long-term payment of vendor invoices. Incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2002.

10.31	Form of Common Stock Purchase Warrant issued to investors on March 24, 2005. Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated March 21, 2005.

21.1	List of subsidiaries. Incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form S-3 (No. 333-123975).

23.1	Consent of Independent Registered Public Accounting Firm

31.1	Certification of the Company’s Chief Executive Officer Pursuant to Rule 13a-14(a) (filed herewith)

31.2	Certification of the Company’s Chief Financial Officer Pursuant to Rule 13a-14(a) (filed herewith)

31.3	Certification of the Company’s Principal Accounting Officer Pursuant to Rule 13a-14(a) (filed herewith)

32.1	Certification of the Company’s Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 (filed herewith)

32.2	Certification of the Company’s Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 (filed herewith)

32.3	Certification of the Company’s Principal Accounting Officer Pursuant to 18 U.S.C. Section 1350 (filed herewith)

*	Management contract or compensatory plan or arrangement.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Form 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINDEX INTERNATIONAL, INC.

June __, 2009	By:	/s/ Lawrence Pemble
Lawrence Pemble Executive Vice President, Finance and Chief Financial Officer

Exhibit 31.1
CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER

I, Roberta Lipson, certify that:
     1. I have reviewed this annual report on Form 10-K of Chindex International, Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and
c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and
d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date:  [Date of filing], 2009

/s/ Roberta Lipson
Roberta Lipson
Chief Executive Officer and President
(Principal Executive Officer)

Exhibit 31.2
CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER
I, Lawrence Pemble, certify that:
     1. I have reviewed this annual report on Form 10-K of Chindex International, Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and
c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and
d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date:  [Date of filing], 2009

/s/ Lawrence Pemble
Lawrence Pemble
Executive Vice President, Finance and Chief Financial Officer
(Principal Financial Officer)

Exhibit 31.3
CERTIFICATION BY PRINCIPAL ACCOUNTING OFFICER
I, Cheryl Chartier, certify that:
     1. I have reviewed this annual report on Form 10-K of Chindex International, Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and
c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and
d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date:  [Date of filing], 2009

/s/ Cheryl Chartier
Cheryl Chartier
Corporate Controller
(Principal Accounting Officer)

Exhibit 32.1
Certification Pursuant to 18 U.S.C. Section 1350
In connection with the filing of the financial statements of Chindex International, Inc. (“Registrant”) for the fiscal year ended March 31, 2007 (the “Report”), the undersigned hereby certifies, to such officer’s knowledge, that:
1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Registrant.

[Date of filing], 2009	/s/ Roberta Lipson
Date	Roberta Lipson
Chief Executive Officer and President
(Principal Executive Officer)
“A signed original of this written statement required by Section 906 has been provided to Chindex International, Inc. and will be retained by Chindex International, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.”

Exhibit 32.2
Certification Pursuant to 18 U.S.C. Section 1350
In connection with the filing of the financial statements of Chindex International, Inc. (“Registrant”) for the fiscal year ended March 31, 2007 (the “Report”), the undersigned hereby certifies, to such officer’s knowledge, that:
1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Registrant.

[Date of filing], 2009	/s/ Lawrence Pemble
Date	Lawrence Pemble
Executive Vice President, Finance and Chief Financial Officer
(Principal Financial Officer)
“A signed original of this written statement required by Section 906 has been provided to Chindex International, Inc. and will be retained by Chindex International, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.”

Exhibit 32.3
Certification Pursuant to 18 U.S.C. Section 1350
In connection with the filing of the financial statements of Chindex International, Inc. (“Registrant”) for the fiscal year ended March 31, 2007 (the “Report”), the undersigned hereby certifies, to such officer’s knowledge, that:
1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Registrant.

[Date of filing], 2009	/s/ Cheryl Chartier
Date	Cheryl Chartier
Corporate Controller
(Principal Accounting Officer)
“A signed original of this written statement required by Section 906 has been provided to Chindex International, Inc. and will be retained by Chindex International, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.”